DC
No Act
P.E. 11-19-02
0-33069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

02068216

December 23, 2002

John F. Della Grotta
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive
17th Floor
Costa Mesa, CA 92626-1924

Act 1934
Section
Rule 14A-8
Public Availability 12/23/2002

Re: Commonwealth Energy Corporation
Incoming letter dated November 19, 2002

Dear Mr. Grotta:

This is in response to your letters dated November 19, 2002, December 3, 2002 and December 4, 2002 concerning a shareholder proposal submitted to Commonwealth Energy by Wayne Moseley. On November 15, 2002, we issued our response expressing our informal view that Commonwealth Energy could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL
P

Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor, Costa Mesa, CA 92626-1924
telephone 714-668-6200 / facsimile 714-979-1921 / internet www.paulhastings.com

Paul Hastings

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(714) 668-6210
johndellagrotta@paulhastings.com

November 19, 2002 36223.00002

Via Telecopy

Mr. Keir Devon Gumbs, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals Relating to Commonwealth Energy Corporation

Dear Mr. Gumbs:

On behalf of our client, Commonwealth Energy Corporation, a California corporation (the "Company"), we are writing to request reconsideration of one of the conclusions in your letter dated November 15, 2002, responding to our request dated September 13, 2002 (the "Original Request") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a number of stockholder proposals from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "Company's Proxy Materials"). The facts and background regarding the stockholder proposals are set forth in the Original Request. For purposes of this letter, defined terms shall have the same meaning as in the Original Request.

We are specifically requesting that the Staff reconsider its conclusions with regard to Mr. Moseley's Proposal.

a. **Mr. Moseley's Proposal is not a proper subject for action by shareholders under the laws of California, the jurisdiction of the Company's organization (Rule 14a-8(i)(1)).**

Mr. Moseley's Proposal provides, among other things, that shares of stock will be issued annually to non-employee directors "immediately upon election." As we discussed in the Original Request, we are of the opinion that Mr. Moseley's Proposal is invalid under Section 409 of the CGCL because, while "services actually rendered" to a California

Paul Hastings

corporation may constitute consideration for the issuance of shares, "future services shall [not] constitute payment or part payment for the shares" of a California corporation. Accordingly, to the extent that Mr. Moseley's Proposal seeks to require the Company to issue shares of Common Stock to non-employee directors as consideration for future services of the directors, it would require the Company to do something that is expressly not permitted by the CGCL and is therefore improper under California law.

We understand from our telephone conversation with you on November 18, 2002, that the Staff is of the view that it is not clear that the intent of Mr. Moseley's Proposal is to require the Company to issue stock to non-employee directors in advance of service, but that the proposal could be read to require issuance of shares at the conclusion of a year's service on the Board. We respectfully request that the Staff reconsider its reading of Mr. Moseley's Proposal for the following reasons.

First, we believe the text of the proposal is clear on its face. The relevant portion of the proposal provides: "For each year of service non-employee directors receive a grant of 5,000 shares of CEC's common stock immediately following election." In our view, it is clear that the proponent intended the stock to be issued immediately following the election of a director, which occurs at the beginning of a director's year of service. As we understand the Staff's view, the Staff believes that the provision could be interpreted to mean that stock will be granted at the conclusion of a year of service. With respect to incumbent directors who are re-elected that interpretation of the provision is plausible. Suppose, however, that an incumbent outside director is elected at one annual meeting but is not nominated for re-election, or is nominated but not elected, at the subsequent annual meeting. In such instance, if the requirement of the proposal was to issue stock at the conclusion of a year of service, the stock, which is to be issued "immediately following election," could never be issued to the director. Because the director will not have been elected at the subsequent meeting, the outside director would never receive the stock.

Second, the context of Mr. Moseley's Proposal and Mr. Moseley's supporting statements make clear that his intent was to require issuance immediately upon election, i.e., at the beginning of a year of service. Mr. Moseley was a part of the former Commonwealth Shareholder Group, which attempted to elect a number of directors at the Company's 2001 Annual Meeting. As evidenced by his letter to the Company dated July 22, 2002, which is attached to the Original Request as Exhibit A, it is clear that Mr. Moseley intends to engage in a proxy contest in an effort to elect "new shareholder oriented directors" at the Company's next annual meeting. We believe that, in light of Mr. Moseley's letters, it is reasonable to assume that, should Mr. Moseley succeed in his proxy contest, he would intend the "new shareholder oriented directors" to receive the shares of stock pursuant to his proposal immediately upon their election, i.e., at the beginning of their term of service.

Moreover, the rationale Mr. Moseley asserts for his proposal, in his supporting statement, is as follows:

PaulHastings

> *"Also, at the present time, several outside directors are not shareholders and are only awarded stock options. As a result, they're not on shareholder mailing lists and have minimal incentive to support issues that benefit shareholders."*

Mr. Moseley's premise is that, in order to bring directors' interests in line with shareholders' interests, each director should be granted shares of stock. If the intention would be to require that these shares be granted at the end of a year of service, a new director would not have the incentive nor the access to shareholder mailings that Mr. Moseley believes are so important.

It is therefore apparent, in our view, that Mr. Moseley intended for the shares to be granted at the beginning of a year of service. Accordingly, we believe the Company may exclude the proposal on the basis of Rule 14a-8(i)(1).

b. The Company Lacks the Power or Authority to Implement Mr. Moseley's Proposal (Rule 14a-8(i)(6).

Mr. Moseley's Proposal provides, among other things, that non-employee directors will be granted "incentive (qualified) stock options" on an annual basis. Under Section 422 of the Internal Revenue Code ("IRC"), incentive stock options may be granted only to employees, not outside directors. As we discussed in the Original Request, we are of the opinion that Rule 14a-8(i)(6) permits the Company to exclude Mr. Moseley's proposal because the Company would lack the power to implement the proposal.

We understand from our telephone conversation with you on November 18, 2002, that the Staff is of the view that it is not clear that the intent of Mr. Moseley's Proposal was to require the Company to grant incentive stock options pursuant to IRC § 422, but that the proposal could be read to merely require the issuance of non-qualified stock options to outside directors.

We respectfully request that the Staff reconsider its reading of the proposal. In our view, the meaning of the plain language of the proposal is clear. The phrase "incentive (qualified) stock options" is a well established reference to options granted pursuant to IRC §422. Had the proponent used only the term "incentive" or "qualified" in isolation, the proposal may be open to interpretation. However, the use of the two terms together, in our view, leaves little room for interpretation. We recognize that the Staff may be reluctant to ascribe technical meanings to proposals drafted by shareholders. However, the Staff should consider that, if approved, the proposal will be applied by the Board, management and the Company's professional advisors who will give the terms their technical meanings. In addition, the Staff has made clear that the precise wording of proposals is an important consideration in the Staff's analysis. See Division of Corporation Finance: Staff Legal Bulletin 14, Question B.6.

Paul Hastings

c. Mr. Moseley's Proposal is Vague, Rendering It Misleading In Violation of the Proxy Rules (Rule 14a-8(i)(3)).

Should the Staff continue to be of the view that Mr. Moseley's proposal is capable of being interpreted in a manner that makes the proposal proper under Rules 14a-8(i)(1) and 14a-8(i)(6), we believe that Mr. Moseley's Proposal may be excluded under Rule 14a-8(i)(3).[1] As discussed in the Original Request, the Commission allows a registrant to exclude a proposal pursuant to Rule 14a-8(i)(3) as misleading if the proposal is so vague and indefinite that neither the shareholders voting on the proposal nor the company would be able to determine with any reasonable certainty what actions or measures the company would be required to take in the event the proposal were implemented. If the Staff disagrees with our arguments above regarding the plain meanings of Mr. Moseley's Proposal, then we believe the proposal is sufficiently vague and ambiguous as to merit exclusion under Rule 14a-8(i)(3).

We acknowledge that many shareholders may not understand the difference between incentive (qualified) stock options and non-qualified options. In our view, such confusion is not a justification for allowing shareholders to vote on a proposal that by its literal terms can never be implemented. Rather, public policy dictates that, in order to allow shareholders to make informed decisions and avoid having shareholders be misled, (1) the meaning of stockholder proposals included in a company's proxy statement should be clear and unambiguous, and (2) such proposals should clearly be capable of implementation if it is adopted. The policy that underlies Rule 14a-8, namely that shareholders should have an opportunity to have their voice heard is not served if proposals that are ambiguous at best, and unenforceable at worst, are permitted to be voted on by shareholders.

For the foregoing reasons, the Company believes that it may properly omit the Proposals from the Company's Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposals are so excluded. At a minimum, we request that the Staff require Mr. Moseley to modify his proposal to clarify the meaning to read in a manner that is permissible under state and federal law before the Company is required to include Mr. Moseley's proposal in its Proxy Materials.

[1] We acknowledge that we did not raise the arguments made in this section in the Original Request. We did not do so because our initial arguments were based on what we considered to be the plain meaning of Mr. Moseley's Proposal to be clear, and we did not view Mr. Moseley's Proposal to be ambiguous at that time. In light of the Staff's decision to interpret Mr. Moseley's Proposal differently from our interpretations, it has become apparent that Mr. Moseley's Proposal may, in fact, be vague and ambiguous.

Paul Hastings

If you have any questions or desire additional information relating to the foregoing, please contact me directly at (714) 668-6210, or, in my absence, Kurt Scheuerman at (714) 668-6228. Thank you for your consideration of this matter.

Sincerely,

John F. Della Grotta
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Wayne Moseley
Mr. Ian B. Carter
John A. Barthrop, Esq.
Kurt E. Scheuerman, Esq.

RECEIVED
2002 DEC -2 PM 4:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 25, 2002

Mr. J. DellaGrotta
c/o John Barthrop
Commonwealth Energy Corp
15901 Red Hill Ave., Ste 100
Tustin, CA 92780

Ref: your letter dated Nov 22, 2002

Yes, I intend to raise objections to the statement of opposition you provided to me.

I have prepared the reply below which I expect you to publish in the proxy materials following your opposition statement:

- Although there is a Board of Directors position noted, you do not state whether it was a unanimous position. Earlier support by director(s) leads CIG to believe the position **may not** be unanimous.

- **The proposal could impair the Board's flexibility.**
  True, That is exactly the purpose of the proposal; to limit the unconstrained power of the Board. The Board should **not** be able to change a bylaw specifically initiated and approved by the shareholders without their approval.

- **The proposal is not necessary to protect shareholders**.
  False, The very example shown in the Board position above; "except that the Board does not have the power to amend or repeal the bylaw that sets the range of the minimum and maximum number of directors" **was** violated with an illegal amendment dated Nov. 28, 2000 stating "the number of directors may be changed from time to time by an amendment of these Bylaws adopted by approval of the Board of Directors". Since this was amended without a vote of shareholders this is a clear violation of the bylaw and a power grab by the directors away from shareholders.

- **The Commonwealth investors Group strongly recommends a YES Vote in favor of this proposal**.

Respectfully,

Michael Garren

RECEIVED
2002 DEC -2 PM 4:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 25, 2002

Mr. J. DellaGrotta
c/o John Barthrop
Commonwealth Energy Corp
15901 Red Hill Ave., Ste 100
Tustin, CA 92780

Ref: your letter dated Nov 22, 2002

Yes, I intend to raise objections to the statement of opposition you provided to me.

I have prepared the reply below which I expect you to publish in the proxy materials following your opposition statement:

- Although there is a Board of Directors position noted, you do not state whether it was a unanimous position. Earlier support by director(s) leads CIG to believe the position **may not** be unanimous.

- **The Company currently compensates its non-employee directors.**
  True, with salary (retainer), options and meeting fees as noted in the Form 10K. But, this is in violation of the bylaws, which state, "directors shall not receive any stated salary for services", only meeting expenses. The CIG agrees that fair and competitive compensation is required. This proposal legalizes the current practice.

- **Proposal may impair ability to compensate in line with current market conditions**;
  True, but market conditions don't change overnight and the Board could, if necessary, ask the shareholders approval to change the policy anytime. More importantly, this proposal insures that all outside directors are treated equally. CIG feels it would be unfair to pay one non-employee director more than another except for additional committee and meeting responsibilities, which are already covered.

- **Proposal would impose tax liabilities**;
  True, but if that is ever a problem, the director may just decline the award. However, it's hard to believe that 5,000 shares at current price of a dollar or so would present much of a tax liability.

- **Proposal cannot be implemented under certain provisions of law**;
  Perhaps! The "qualified" options might not be in compliance but, if so, the options can be awarded as "non-qualified". The "incentive" options are

already being awarded to directors, presumably under the Options Plan approved by the directors and shareholders 2 years ago.

The award of stock would be for services rendered in accepting the nomination and successfully running for election; not for the annual services to be rendered for which the directors would get options. The stock award would be up front, similar to the sign on bonus given to Mr. Carter.

- **Proposal does not reflect sound compensation policy**;
  FALSE! However, the logic stated of paying directors for preparing for and attending meetings is good. This proposal **does** exactly that. CEC's Current practice **violates** that same logic. Even when prepared, directors who attend meetings by phone today do not get the $500 meeting attendance fee. They ARE treated differently; they get nothing.

  Committee chairperson responsibilities include more than attending meetings; they plan the meeting, schedule it, prepare meeting materials, develop recommendations and policies, etc. That's why many companies provide such a recognition stipend, small as it may be. This proposal **is** SOUND COMPENSATION POLICY

- **The Commonwealth investors Group strongly recommends a YES Vote in favor of this proposal**.

Respectfully,

Wayne Moseley

Wayne Moseley
Commonwealth Investors Group
3846 Beverly Ridge Drive
Sherman Oaks, CA 91423

Nov. 26, 2002

RECEIVED
2002 DEC -2 PM 4:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mr. Keir Devon Gumbs
Special Counsel • Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re. Commonwealth Energy Corporation

Dear Mr. Gumbs,

The Commonwealth Investors Group respectfully request that you reconsider the three proposals submitted by Mr. Kakari, Mr. Cook & Mr. Putnum. We believe that your objections are minor and we would be delighted to make any changes or corrections to meet the S.E.C.'s criterion to make these three proposals whole.

I regards to Mr. Cooks proposal we only want the annual meeting held on a Saturday. We don't care what month or date C.E.C. announce the annual meeting would be held. The Saturday meeting would allow the majority of the shareholders to attend the annual meeting. Now it is not the case.

Despite the legalize the C.I.G. only wants seven directors on the board. Mr. Ian B. Carter tried unsuccessfully to change the number to five & then tried for a variable board of five to nine. Both of his proposal's were defeated by the shareholders in the last two annual meetings. The bylaws of C.E.C state from day one, there are to be seven directors.

In the Putnam proposal C.I.G. are not requesting any specific dollar amount rather a percentage of funds for shareholders dividends if approved by the Board of Directors. All of "Commonwealths Eneregy" investors have held their shares up to five years and with 50 million dollars of profit in the treasury Mr Ian B. Carter refuses to declare a cash dividend. Note: The 50 million retained earnings were prior to Mr. Carter writing a check to Mr. Steven Strasser of Seattle, Washington to fund an outside company with a mandate to find a merge partner.

Thank you for your help in helping the shareholders.

Respectfully,

[signature]

Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor, Costa Mesa, CA 92626-1924
telephone 714-668-6200 / facsimile 714-979-1921 / internet www.paulhastings.com

Paul Hastings

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(714) 668-6210
johndellagrotta@paulhastings.com

December 3, 2002 36223.00002

Via Telecopy

Mr. Keir Devon Gumbs, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals Relating to Commonwealth Energy Corporation

Dear Mr. Gumbs:

Pursuant to a letter dated November 19, 2002 (the "Supplemental Request"), on behalf of our client, Commonwealth Energy Corporation, a California corporation (the "Company"), we requested reconsideration of one of the conclusions in your letter dated November 15, 2002, responding to our request dated September 13, 2002 (the "Original Request") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a number of stockholder proposals from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "Company's Proxy Materials").

On November 27, 2002, the Company received a letter from Mr. Moseley dated November 25, 2002 that, in our view, lends further support to the arguments we made in the Supplemental Request. A copy of Mr. Moseley's November 25 letter is enclosed.

In the Supplemental Request, we argued that Mr. Moseley's Proposal, which provides, among other things, that shares of stock will be issued annually to non-employee directors "immediately upon election," is improper under state law because it would require the Company to issue shares of Common Stock to non-employee directors as consideration for future services of the directors, which is expressly not permitted by the CGCL and is therefore improper under California law. Mr. Moseley's November 25 letter makes clear that the shares of stock would be issued at the <u>beginning</u> of a director's term, <u>i.e.</u>, before any services had actually been performed by the Company. Mr. Moseley states: "The

Paul Hastings

Mr. Keir Devon Gumbs, Esq.
December 3, 2002
Page 2

award of stock would be for services rendered in accepting the nomination and successfully running for election . . . . The stock award would be up front, similar to the sign on bonus given to Mr. Carter." Clearly, based upon these statements, Mr. Moseley's intent is to have the issuance of shares of stock to occur at the beginning of a director's year of service, not the end. A copy of the California statute on point is enclosed for your convenience.

In the Supplemental Request we also argued that Mr. Moseley's Proposal may be excluded because (a) it seeks to grant incentive stock options to non-employee directors, which cannot be done under section 422 of the Internal Revenue Code; or (b) the proposal is unclear as to what is required and may be excluded because it is vague and misleading. Mr. Moseley's November 25 letter supports each of these arguments. Mr. Moseley states: "The 'qualified' options might not be in compliance [with applicable law] but, if so, the options can be awarded as 'non-qualified.'" In our view, this sentence makes clear that Mr. Moseley's intention was to grant incentive stock options to non-employee directors. At the very least, it demonstrates that not even the proponent of the proposal is clear on what would be required of the Company if the proposal were adopted.

For the foregoing reasons, the Company believes that it may properly omit the Proposals from the Company's Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposals are so excluded.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at (714) 668-6210, or, in my absence, Kurt Scheuerman at (714) 668-6228. Thank you for your consideration of this matter.

Sincerely,

John F. Della Grotta

John F. Della Grotta
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Wayne Moseley
Mr. Ian B. Carter
John A. Barthrop, Esq.
Kurt E. Scheuerman, Esq.

November 25, 2002

Mr. J. DellaGrotta
c/o John Barthrop
Commonwealth Energy Corp
15901 Red Hill Ave., Ste 100
Tustin, CA 92780

Ref: your letter dated Nov 22, 2002

Yes, I intend to raise objections to the statement of opposition you provided to me.

I have prepared the reply below which I expect you to publish in the proxy materials following your opposition statement:

- Although there is a Board of Directors position noted, you do not state whether it was a unanimous position. Earlier support by director(s) leads CIG to believe the position **may not** be unanimous.

- **The Company currently compensates its non-employee directors.**
  True, with salary (retainer), options and meeting fees as noted in the Form 10K. But, this is in violation of the bylaws, which state, "directors shall not receive any stated salary for services", only meeting expenses. The CIG agrees that fair and competitive compensation is required. This proposal legalizes the current practice.

- **Proposal may impair ability to compensate in line with current market conditions;**
  True, but market conditions don't change overnight and the Board could, if necessary, ask the shareholders approval to change the policy anytime. More importantly, this proposal insures that all outside directors are treated equally. CIG feels it would be unfair to pay one non-employee director more than another except for additional committee and meeting responsibilities, which are already covered.

- **Proposal would impose tax liabilities;**
  True, but if that is ever a problem, the director may just decline the award. However, it's hard to believe that 5,000 shares at current price of a dollar or so would present much of a tax liability.

- **Proposal cannot be implemented under certain provisions of law;**
  Perhaps! The "qualified" options might not be in compliance but, if so, the options can be awarded as "non-qualified". The "incentive" options are

already being awarded to directors, presumably under the Options Plan approved by the directors and shareholders 2 years ago.

The award of stock would be for services rendered in accepting the nomination and successfully running for election; not for the annual services to be rendered for which the directors would get options. The stock award would be up front, similar to the sign on bonus given to Mr. Carter.

- **Proposal does not reflect sound compensation policy;**
  FALSE! However, the logic stated of paying directors for preparing for and attending meetings is good. This proposal **does** exactly that. CEC's Current practice **violates** that same logic. Even when prepared, directors who attend meetings by phone today do not get the $500 meeting attendance fee. They ARE treated differently; they get nothing.

  Committee chairperson responsibilities include more than attending meetings; they plan the meeting, schedule it, prepare meeting materials, develop recommendations and policies, etc. That's why many companies provide such a recognition stipend, small as it may be. This proposal **is** SOUND COMPENSATION POLICY

- **The Commonwealth investors Group strongly recommends a YES Vote in favor of this proposal.**

Respectfully,

Wayne Moseley

Wayne Moseley
Commonwealth Investors Group
3846 Beverly Ridge Drive
Sherman Oaks, CA 91423

Legislative Committee Comment (1975)—Assembly

Subdivision (a) continues [former] § 1105 without change. Subdivision (b) is new and procedural in nature.

Prior law requires an amendment to the articles to authorize an increase in the number of shares if there are not sufficient shares authorized by the articles to satisfy existing option or conversion rights [former § 1105]. However, this provision does not specify the manner in which such an amendment was to be accomplished, and, presumably, it would be subject to the provisions of prior law generally governing amendment of articles.

This subdivision permits the board alone to amend the articles to increase the authorized number of shares by an amount sufficient to satisfy existing option or conversion rights if the corporation has obtained approval of the outstanding shares for the issue of options to purchase shares or of securities convertible into shares of the corporation. Prior approval of the outstanding shares of the issuance of the options or convertible securities is required to eliminate a potential increase in the authorized stock without shareholder approval by a two-step process since the board can issue options.

§ 406. Issuance of shares, options or convertible securities without prior offer to shareholders

Unless the articles provide otherwise, the board may issue shares, options or securities having conversion or option rights without first offering them to shareholders of any class. *(Added by Stats.1975, c. 682, § 7, eff. Jan. 1, 1977.)*

§ 407. Fractional shares

A corporation may, but is not required to, issue fractions of a share originally or upon transfer. If it does not issue fractions of a share, it shall in connection with any original issuance of shares (a) arrange for the disposition of fractional interests by those entitled thereto, (b) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined or (c) issue scrip or warrants in registered form, as certificated securities or uncertificated securities, or bearer form as certificated securities, which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share; provided, however, that, if the fraction of a share which any person would otherwise be entitled to receive in a merger or reorganization is less than one-half of 1 percent of the total shares such person is entitled to receive, a merger or reorganization agreement may provide that fractions of a share will be disregarded or that shares issuable in the merger will be rounded off to the nearest whole share; and provided, further, that a corporation may not pay cash for fractional shares if such action would result in the cancellation of more than 10 percent of the outstanding shares of any class. A determination by the board of the fair value of fractions of a share shall be conclusive in the absence of fraud. A certificate for a fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon and to participate in any of the assets of the corporation in the event of liquidation. The board may cause scrip or warrants to be issued subject to the condition that they shall become void if not exchanged for full shares before a specified date or that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holder of the scrip or warrants or any other condition which the board may impose. *(Added by Stats.1975, c. 682, § 7, eff. Jan. 1, 1977. Amended by Stats.1976, c. 641, § 12, eff. Jan. 1, 1977; Stats.1986, c. 766, § 12.)*

Legislative Committee Comment (1975)—Assembly

This section provides a more extensive treatment of fractional shares and scrip. The policy of [former] § 1113 permitting, but not requiring, a corporation to issue fractions of a share either originally or upon transfer is continued.

If a corporation does not issue fractions of a share, it must elect one of three alternative methods for the disposition of fractional interests. However, in the case of a merger or reorganization fractions of a share may be disregarded or shares issuable in a merger may be rounded off to the nearest whole share where the fraction of a share which any person would otherwise be entitled to receive is minimal compared to the total shares such person is entitled to receive. For the protection of minority shareholders, a corporation may not pay cash for fractional shares if such action would result in the cancellation of more than 10% of the outstanding shares of any class.

This section also specifies the rights of fractional shares, scrip and warrants. A certificate for a fractional share entitles the holder to exercise voting rights, to receive dividends and to participate in any distribution of the assets of the corporation in the event of liquidation. However, these rights do not exist in the case of scrip or warrants unless otherwise provided. Furthermore, scrip or warrants may be issued by the board subject to any conditions which the board may impose. For instance, there may be a condition that scrip or warrants become void if not exchanged for certificates representing full shares before a specified date. A condition may also be provided that permits the shares for which scrip or warrants are exchangeable to be sold by the corporation and the proceeds distributed to the holders of the scrip or warrants.

§ 408. Employee stock purchase or stock option plans

(a) A corporation may adopt and carry out a stock purchase plan or agreement or stock option plan or agreement providing for the issue and sale for such consideration as may be fixed of its unissued shares, or of issued shares acquired or to be acquired, to one or more of the employees or directors of the corporation or of a subsidiary or parent thereof or to a trustee on their behalf and for the payment for such shares in installments or at one time, and may provide for aiding any such persons in paying for such shares by compensation for services rendered, promissory notes or otherwise.

(b) A stock purchase plan or agreement or stock option plan or agreement may include, among other features, the fixing of eligibility for participation therein, the class and price of shares to be issued or sold under the plan or agreement, the number of shares which may be subscribed for, the method of payment therefor, the reservation of title until full payment therefor, the effect of the termination of employment, an option or obligation on the part of the corporation to repurchase the shares upon termination of employment, subject to the provisions of Chapter 5, restrictions upon transfer of the shares and the time limits of and termination of the plan.

(c) Sections 406 and 407 of the Labor Code shall not apply to shares issued by any foreign or domestic corporation to the following persons:

(1) Any employee of the corporation or of any parent or subsidiary thereof, pursuant to a stock purchase plan or agreement or stock option plan or agreement provided for in subdivision (a).

(2) In any transaction in connection with securing employment, to a person who is or is about to become an officer of the corporation or of any parent or subsidiary thereof. *(Added by Stats.1975, c. 682, § 7, eff. Jan. 1, 1977. Amended by Stats.1982, c. 266, p. 848, § 1.)*

§ 409. Issuance of shares; consideration; liability to call; determination by shareholders; valuation of property other than money by board resolution

(a) Shares may be issued:

(1) For such consideration as is determined from time to time by the board, or by the shareholders if the articles so provide, consisting of any or all of the following: money paid; labor done; services actually rendered to the corporation or for its benefit or in its formation or reorganization; debts or securities canceled; and tangible or intangible property actually received

either by the issuing corporation or by a wholly owned subsidiary; but neither promissory notes of the purchaser (unless adequately secured by collateral other than the shares acquired or unless permitted by Section 408) nor future services shall constitute payment or part payment for shares of the corporation; or

(2) As a share dividend or upon a stock split, reverse stock split, reclassification of outstanding shares into shares of another class, conversion of outstanding shares into shares of another class, exchange of outstanding shares for shares of another class or other change affecting outstanding shares.

(b) Except as provided in subdivision (d), shares issued as provided in this section or Section 408 shall be declared and taken to be fully paid stock and not liable to any further call nor shall the holder thereof be liable for any further payments under the provisions of this division. In the absence of fraud in the transaction, the judgment of the directors as to the value of the consideration for shares shall be conclusive.

(c) If the articles reserve to the shareholders the right to determine the consideration for the issue of any shares, such determination shall be made by approval of the outstanding shares (Section 152).

(d) A corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. On the certificate issued to represent any such partly paid shares or, for uncertificated securities, on the initial transaction statement for such partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

(e) The board shall state by resolution its determination of the fair value to the corporation in monetary terms of any consideration other than money for which shares are issued. This subdivision does not affect the accounting treatment of any transaction, which shall be in conformity with generally accepted accounting principles. *(Added by Stats.1975, c. 682, § 7, eff. Jan. 1, 1977. Amended by Stats.1978, c. 370, p. 1088, § 4; Stats.1986, c. 766, § 13.)*

Legislative Committee Comment (1975)—Assembly

* * * Subdivision [(a)] enumerates the types of consideration for, as well as the instances in which, shares may be issued. Although primarily derived from former § 1109, these provisions differ from prior law in several respects.

For the purpose of clarifying the extent to which various types of "consideration" are sufficient to support the issuance of shares, this subdivision expressly states that shares may be issued for services actually rendered for the benefit of the corporation or in its formation or reorganization. Additionally, a corporation is expressly authorized to issue its shares for property actually received by a *wholly owned* subsidiary.

Under the prior law promissory notes have been held to be property and valid consideration for the issuance of shares [Quartz Glass & Mfg. Co. v. Joyce, 150 P. 648, 27 C.A. 523, (1915)]. For the general protection of creditors and shareholders, this subdivision expressly prohibits shares from being issued for promissory notes of the purchaser unless adequately secured by collateral other than the shares acquired or unless permitted by § 408. The issuance of shares pursuant to § 408 is permitted in the interest of enabling a corporation to provide assistance and incentives to its employees and in light of the relatively modest issuance of shares typical in these circumstances.

§ 410. Liability for full agreed consideration; time of payment

(a) Every subscriber to shares and every person to whom shares are originally issued is liable to the corporation for the full consideration agreed to be paid for the shares.

(b) The full agreed consideration for shares shall be paid prior to or concurrently with the issuance thereof, unless the shares are issued as partly paid pursuant to subdivision (d) of Section 409, in which case the consideration shall be paid in accordance with the agreement of subscription or purchase. *(Added by Stats.1975, c. 682, § 7, eff. Jan. 1, 1977.)*

§ 411. Transferee of shares with unpaid agreed consideration; liability

A transferee of shares for which the full agreed consideration has not been paid to the issuing corporation, who acquired them in good faith, without knowledge that they were not paid in full or to the extent stated on the certificate representing them or, in the case of uncertificated securities, on the applicable initial transaction statement, is liable only for the amount shown by the certificate or statement to be unpaid on the shares represented thereby, until the transferee transfers the shares to one who becomes liable therefor; provided that the transferor shall remain personally liable if so provided on the certificate or statement or agreed upon in writing. The liability of any holder of such shares who derives title through such a transferee and who is not a party to any fraud affecting the issue of the shares is the same as that of the transferee through whom title is derived. *(Added by Stats.1975, c. 682, § 7, eff. Jan. 1, 1977. Amended by Stats.1986, c. 766, § 14.)*

§ 412. Transferee of partly paid shares; liability

Every transferee of partly paid shares who acquired them under a certificate or initial transaction statement showing the fact of part payment, and every transferee of such shares (other than a transferee who derives title through a holder in good faith without knowledge and who is not a party to any fraud affecting the issue of such shares) who acquired them with actual knowledge that the full agreed consideration had not been paid to the extent stated on the certificate or initial transaction statement, is personally liable to the corporation for installments of the amount unpaid becoming due until the shares are transferred to one who becomes liable therefor; provided that the transferor shall remain personally liable if so provided on the certificate, initial transaction statement, or written statement, or agreed upon in writing. *(Added by Stats.1975, c. 682, § 7, eff. Jan. 1, 1977. Amended by Stats.1986, c. 766, § 15.)*

§ 413. Personal liability of representatives or fiduciaries; liability of estate

A person holding shares as pledgee, executor, administrator, guardian, conservator, trustee, receiver or in any representative or fiduciary capacity is not personally liable for any unpaid balance of the subscription price of the shares because the shares are so held but the estate and funds in the hands of such fiduciary or representative are liable and the shares are subject to sale therefor. *(Added by Stats.1975, c. 682, § 7, eff. Jan. 1, 1977. Amended by Stats.1979, c. 730, p. 2483, § 36, operative Jan. 1, 1981.)*

Law Revision Commission Comment 1979 Amendment

Section 413 is amended to add the reference to a conservator.

§ 414. Creditor's remedy to reach liability due corporation on shares

(a) No action shall be brought by or on behalf of any creditor to reach and apply the liability, if any, of a shareholder to the corporation to pay the amount due on such shareholder's shares unless final judgment has been rendered in favor of the creditor against the corporation and execution has been returned unsatis-

Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor, Costa Mesa, CA 92626-1924
telephone 714-668-6200 / facsimile 714-979-1921 / internet www.paulhastings.com

Paul Hastings

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(714) 668-6228
kurtscheuerman@paulhastings.com

December 4, 2002

36223.00004

Via Telecopy

Mr. Keir Devon Gumbs, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals Relating to Commonwealth Energy Corporation

Dear Mr. Gumbs:

Pursuant to letters dated December 3, 2002, November 19, 2002 and September 13, 2002, we requested on behalf of our client Commonwealth Energy Corporation (the "Company"), pursuant to Rule 14a-8, confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a number of stockholder proposals from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders.

This letter is to clarify that we intended our arguments regarding Section 14(b) of Mr. Moseley's Proposal, relating to the annual issuance of 5,000 shares of the Company's common stock to non-employee directors, to be considered under Rule 14a-8(i)(2) as a basis for exclusion.

Paul Hastings

If you have any questions or desire additional information relating to the foregoing, please contact me directly at (714) 668-6228, or, in my absence, John Della Grotta at (714) 668-6210. Thank you for your consideration of this matter.

Very truly yours,

Kurt E. Scheuerman

Kurt E. Scheuerman
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Wayne Moseley
Mr. Ian B. Carter
John A. Barthrop, Esq.
John F. Della Grotta, Esq.

December 10, 2002

Via Telefax

Mr. Keir Gumbs
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St. NW
Washington, D.C.

Re: Shareholder Proposals Relating to Commonwealth Energy Corp.

Dear Mr. Gumbs;

We have reviewed the Commonwealth Lawyer's letters to you (re: Garren and Moseley) dated Dec. 3rd and 4th and strongly object to CEC's positions.

1) **All** 7 of the original shareholder proposals **should** be included in the CEC proxy because CEC clearly and admittedly failed to respond in time per the SEC rules.
2) The **rebuttals** dated Nov. 27th by Moseley and Garren provided to you two weeks ago **should** be included **following** CEC's Statements of Opposition. Not doing so would leave the shareholders uninformed not only to the rebuttal statements but also that these oppositions were not "unanimous" Board positions. SEC's job is to insure that shareholders are informed.
3) CEC's opposition to the Moseley proposal is based on false premises and **subjective interpretation** of California law, which should not impact decisions by the Federal Rules of the SEC.

Please do not equate the brevity of this letter with the strength of our opposition to CEC's wordy but meatless filings.

For the Commonwealth Investor's Group,
Respectfully,

Wayne Moseley

Wayne Moseley
3846 Beverly Ridge Dr.
Sherman Oaks, CA 91423
818-784-7574

Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor, Costa Mesa, CA 92626-1924
telephone 714-668-6200 / facsimile 714-979-1921 / internet www.paulhastings.com

Paul Hastings

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(714) 668-6210
johndellagrotta@paulhastings.com

November 22, 2002

36223.00001

VIA UPS

Mr. Wayne Moseley
3846 Beverly Ridge Drive
Sherman Oaks, California 91423

Re: Commonwealth Energy Corporation

Dear Mr. Moseley:

Rule 14a-8(m) of the Securities and Exchange Commission (the "Commission") requires that Commonwealth Energy Corporation (the "Company") provide you with a draft of its statement of opposition with respect to the shareholder proposal you intend to make at the Company's upcoming annual meeting of shareholders. Enclosed for your review is a draft of the Company's statement of opposition.

The Company would like to expedite the process of finalizing its proxy statement in order to avoid any delays in holding the annual meeting. To that end, we would appreciate it if you could let us know as soon as possible whether you intend to raise any objections to the Company's statement of opposition.

Please note that the Company has requested that the Staff of the Commission reconsider the Company's no-action letter request with respect to your proposal. Accordingly, even though the Company is sending its statement of opposition at this time, the Company reserves the right to exclude your proposal from its proxy materials in the event that the Commission grants the Company's reconsideration request.

If you have any questions relating to the foregoing, please contact me directly at (714) 668-6210, or, in my absence, Kurt Scheuerman at (714) 668-6228.

Sincerely,

John F. Della Grotta

John F. Della Grotta
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosure

cc: Kurt E. Scheuerman, Esq.

OC/294762.1

PROPOSAL 4 – SHAREHOLDER PROPOSAL (MR. MOSELEY)

Wayne Moseley, 3846 Beverly Ridge Drive, Sherman Oaks, California 91423, has given notice that he intends to present for action at the Annual Meeting the proposal described below. Mr. Moseley has represented to us that he is a shareholder of the Company and that he plans to maintain his share holdings through the Annual Meeting. According to the Company's records, Mr. Moseley is the record holder of ______ shares of Common Stock. Mr. Moseley submitted the following proposal and his statement in favor of the proposal, which is reproduced exactly as presented to the Company.

Shareholder Proposal and Supporting Statement

"Shareholders' Proposed Amendment to the By-laws

"At the present time, the Commonwealth Bylaws do not provide for compensation of Directors. Also, according to records provided by the Company. at the present time, several outside directors are not shareholders and are only awarded stock options. As a result, they're not on shareholder mailing lists and it is my opinion that they have minimal incentive to support issues that benefit shareholders.

"The following shareholder proposal revised Article I of the bylaws by replacing section 14 and adding section 18. It is my opinion that these changes insure that non-employee (outside) directors are incentivized to serve, are treated fairly and equally and insure that their decisions are not influences by pressure and/or intimidation related to fear of losing compensation or assignment to committees of Commonwealth's Board of Directors. The new section 14 formally authorizes existing compensation practices modifies others. Upon approval of these amendments, the provisions of section 14 & 18 shall be retroactive to the 2000 annual election for currently serving directors.

"Section 14. Compensation of Directors

"Directors, other than employee directors, are to be compensated equally in three forms; cash, common stock and qualified stock options.

"a) Cash: For each year of service, non-employee directors receive an annual retainer of $25,000, payable quarterly (Jan., April, July & Sept.) for any quarter or partial quarter from the time of their election. In addition, they receive $1,000 for each regular or special board meeting or annual stockholders meeting attended in person and $500 for each committee meeting attended or for each board meeting attended by telephone or videoconference. Committee chairpersons receive an additional $200 per month for those services. Directors are also entitled to reasonable expense reimbursement.

"b) Stock: For each year of service non-employee directors receive a grant of 5,000 shares of CEC's common stock immediately following election.

"c) Stock Options: For each year of service, non-employee directors receive incentive (qualified) options to purchase 50,000 shares of common stock. The options exercise price is set at fair market value, vest immediately upon award and are exercisable following the next annual election for up to 10 years following date of award.

"Section 18. Indemnification of Non-employee Directors

"Directors who are not employees are to be indemnified by the corporation and/or appropriate insurance to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with performance of their fiduciary responsibilities as representatives of the shareholders. All expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with any legal proceedings against or by the corporation shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding on behalf of such director."

Board of Directors' Position

The Company's Board of Directors, after consideration of this proposal, recommends that shareholders vote AGAINST the adoption of this proposal for the following reasons, each of which is described in more detail below:

- **The Company Currently Compensates Its Non-Employee Directors**
- **The Proposal May Impair the Company's Ability to Keep Non-Employee Director Compensation in Line With Current Market Conditions**
- **The Proposal Imposes Unnecessary Tax Liabilities on Non-employee Directors**
- **The Proposal Cannot be Implemented Under Certain Provisions of California and Federal Law**
- **The Proposal does not Reflect Sound Compensation Policy**

The Company Currently Compensates Its Non-Employee Directors

The Company is committed to providing compensation to its non-employee directors that (a) helps the Company to attract qualified non-employee directors, and (b) gives the non-employee directors an incentive to maximize the value of the Company. The Company compensates its non-employee directors with cash compensation and stock options, as described elsewhere in this Proxy Statement. Accordingly, the Company believes that the proposal is neither necessary nor advisable.

The Proposal May Impair the Company's Ability to Keep Non-Employee Director Compensation In Line With Current Market Conditions

The proposal would fix the compensation of the Company's outside directors in the Company's bylaws. The proposal could be read to be the exclusive means by which the Company may compensate its non-employee directors. This would make it more difficult for the Company to modify its compensation policies for outside directors. Such an inflexible requirement could hinder the Company's ability to attract and retain qualified people to serve on the Board. In today's competitive business environment, the Company needs flexibility to attract outstanding people of demonstrated skill, judgment and leadership. This rigid proposal can only limit the Company's ability to craft compensation programs that are appealing to these directors. In short, the Board believes that the determination of non-employee director compensation should be made by the Board. In addition, the Board believes the proposal raises a number of legal problems for the Company that could, ultimately, result in litigation in order to be resolved.

The Proposal Would Impose Unnecessary Tax Liabilities On Non-employee Directors

The proposal would require the Company to issues 5,000 shares of Common Stock to non-employee directors annually. The issuance of this stock will result in tax liabilities for these directors based on the value of our stock at the time of issuance. Since (a) there is no current market for the Common Stock, and (b) under applicable securities laws there are numerous regulations regarding the timing and manner of sales of stock by the Company's directors, as a practical matter, the non-employee directors may not be able to sell the stock in order to raise the money necessary to pay their taxes. In the Board's view, these possible adverse tax consequences could impose an unnecessary hardship on the Company's current directors and discourage qualified individuals from wanting to serve on the Company's Board of Directors.

The Proposal Cannot Be Implemented Under Certain Provisions of California and Federal Law and Could Result In Litigation In Order To Be Resolved

The Company is of the view that the proposal cannot be implemented under certain provisions of California and federal law. The proposal requires that shares of stock be issued to each non-employee director "immediately upon election." Section 409(a)(1) of the California General Corporation Law provides that "services actually rendered" to a California corporation may constitute consideration for the issuance of shares, but that "future services shall [not] constitute payment or part payment for the shares" of a California corporation. Accordingly, this portion of the proposal would require the Company to issue shares for consideration that is expressly not permitted by California law.

Paragraph (c) of the proposed Section 14 of the bylaws would require the Company to issue "incentive (qualified) options" to the Company's non-employee directors. Under Section 422 of the Internal Revenue Code ("IRC"), incentive stock options may be granted only to employees, not outside directors. In addition, in order to qualify as incentive stock options, options must be granted pursuant to a written plan approved by the Company's shareholders that, among other things, must specify the aggregate number of shares of stock that may be issued pursuant to the plan. Since paragraph (c) of Section 14 is open-ended as to the number of options to be granted, the Company is of the opinion that it cannot qualify for incentive stock option treatment under IRC § 422. Accordingly, the portion of the proposal that would require the Company to grant incentive stock options to outside directors cannot be implemented under federal law.

As a result, the Board believes the proposal raises a number of legal problems for the Company that could, ultimately, result in litigation in order to be resolved.

The Proposal Does Not Reflect Sound Compensation Policy

The Board is also of the view that some provisions of the proposal do not reflect sound compensation policy. For example, the proposal would require the Company paying directors who attend meetings in person $1,000, while directors who participate by telephone would receive only $500. This could result in treating two directors, each of whom is equally prepared and makes the same contributions to the meeting, differently for participating in the same meeting. In addition, paying committee chairpersons $200 per month, regardless of whether the committee meets during the month is not appropriate because, in the Board's view, such additional compensation should be associated with an actual meeting.

For the foregoing reasons, the Board of Directors believes that the proposal is not in the best interests of the Company or its shareholders.

Our Board of Directors recommends a VOTE AGAINST Mr. Moseley's proposal.